Exhibit 2

British American Tobacco p.l.c.

11 February 2022

SHARE BUYBACK PROGRAMME

British American Tobacco p.l.c. (the "Company") has today announced a programme to buyback up to £2 billion of BAT ordinary shares (the “Programme”), alongside its Full Year 2021 results. The Programme will commence on 14 February 2022 and will end no later than 31 December 2022.

The purpose of the Programme is to reduce the issued share capital of the Company. The purchased shares will be held in Treasury. The Company has entered into an agreement with UBS AG (“UBS”) to enable the purchase of Ordinary Shares for the initial stage of the Programme.

The number of ordinary shares permitted to be purchased by the Company, pursuant to the authority granted by the shareholders at the annual general meeting of the Company on 28 April 2021 (the "2021 AGM"), is 229,400,000 ordinary shares. Per our AGM authority, the Programme will be carried out on Recognised Investment Exchanges.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2021 AGM and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules and will be discontinued in the event the Company ceases to have the necessary general authority to repurchase ordinary shares.

Enquiries:

Investor Relations

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc